Biofuels Power Corporation
20550 Townsen Blvd., Suite 250
Humble, Texas  77338

Telephone:  254-723-5435
emai:  samlindseyjr@gmail.com

June 15, 2011

John Cash
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Cash:

This responds to your letter dated April 28, 2011, in which you inquire about the data reported in Item 9A in management’s discussion of internal control.

The date December 31, 2009, was incorrectly reported and on June 15, 2011 we submitted Form 10 K/A which corrected the date to December 31, 2010.

The note on internal control sets out deficiencies with regard to procedures and lack of segregation duties, but the Company is in transition to a new location and does not have current operations.  Accordingly most of the audit procedures relate to cash and fixed assets, over which adequate internal controls do exist.

The Company takes note of Item 601 of Regulation S-K, and will remove the title and company name from the first line of the certifications of future filings.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.   The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  And the Company acknowledges that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if we can provide additional information or assist in any way.

Very truly yours,

/s/ Sam H. Lindsey, Jr.
Sam H. Lindsey, Jr.
Chief Financial Officer